VIA EDGAR

April 3, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant, Division of Corporation Finance

Re:	Alkermes Public Limited Company
Form 10-KT for the Transition Period Ended December 31, 2013
Filed February 27, 2014
File No. 001-35299

Dear Mr. Rosenberg:

We acknowledge receipt of your comment letter dated April 1, 2014 with respect to the Alkermes Public Limited Company Form 10-KT for the transition period ended December 31, 2013.

We respectfully request an extension of 15 business days in order to adequately respond to your comments, and our response will be submitted no later than May 5, 2014.

Sincerely,

/s/ James M. Frates
James M. Frates
Senior Vice President and Chief Financial Officer
Alkermes Public Limited Company